SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X]     Preliminary proxy statement.

[   ]     Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)).

[   ]     Definitive proxy statement.

[   ]     Definitive additional materials.

[   ]     Soliciting material under Rule 14a-12.

COMMUNITY BANCSHARES, INC.

(Name of Registrant as Specified in its Charter)

STILWELL VALUE PARTNERS IV, L.P.
STILWELL ASSOCIATES, L.P.
STILWELL VALUE LLC
JOSEPH STILWELL
SPENCER SCHNEIDER
CHARLES WARD, III

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

[X]     No fee required.

[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

[   ] Fee paid previously with preliminary materials.

[   ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1)        Amount Previously Paid:

    (2)        Form, Schedule or Registration Statement No.:

    (3)        Filing Party:

    (4)        Date Filed:

Preliminary Copy

THE STILWELL GROUP
26 Broadway, 23rd Floor
New York, NY 10004
Phone: (212) 269-5800
Facsimile: (212) 269-2675
Email: COMBshareholders@yahoo.com

March __, 2006

Dear Fellow COMB Shareholder,

My Group’s proxy statement accompanies this letter and contains important information about the Group and the solicitation. Our GREEN proxy card also accompanies this letter; we urge you to sign and return it.

Our bank should be sold because I believe it will not, for the foreseeable future, earn an adequate return on equity. Pat Frawley’s recent seven page letter listing 21 ‘facts’ avoided what I believe to be the truly relevant fact—what our Bank is capable of earning on a sustainable, operating basis—because to state it clearly leads to the conclusion to which my investment group has come: COMB should be sold. By electing my Group’s three nominees to the Board, we owners can send a definitive message to the Board that we want our Bank to be sold.

Please review our proxy statement and, most importantly, please sign the enclosed GREEN proxy card and return it in the enclosed postage-paid return envelope. You will only be able to vote for the Group’s nominees by signing and returning the Group’s GREEN card. When you receive proxy cards from the Company, my advice is to throw them in the garbage. If you’ve already returned the Company’s card, you can still change your vote and vote for our slate by returning the GREEN card to us.

Thank you for your time and support.

Sincerely,
/s/ Joseph Stilwell
Joseph Stilwell

COMMUNITY BANCSHARES, INC.

2006 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT OF THE STILWELL GROUP

IN OPPOSITION TO
THE MANAGEMENT OF COMMUNITY BANCSHARES, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

This Proxy Statement and accompanying GREEN proxy card are being furnished to holders (the “Shareholders”) of the common stock, $.10 par value per share (the “Common Stock”), of Community Bancshares, Inc., a Delaware corporation (the “Company”), in connection with the solicitation of proxies (the “Proxy Solicitation”) by The Stilwell Group (“the Group”, “we” or “us”) at the Company’s 2006 Annual Meeting of Shareholders to be held on May 25, 2006 (the “Annual Meeting”). Shareholders who own the Common Stock on March 28, 2006 (“Annual Meeting Record Date”) will be entitled to vote at the Annual Meeting. The Company’s principal executive offices are located at 68149 Highway 231 South, Blountsville, Alabama 35031.

At the Annual Meeting, the Company will be seeking the election of four directors for a term of three years, or until their successors have been elected.

The Stilwell Group, members of which own, as of the date of this Proxy Statement, an aggregate of 715,831 shares of Common Stock, is one of the Company’s largest shareholders. We seek to elect three candidates, Joseph Stilwell, Spencer Schneider, and Charles Ward, III (the “Group Nominees”, each a “Nominee”), to the Company’s Board of Directors (the “Board”). The Stilwell Group is soliciting the votes of other Shareholders in favor of the election of the Group Nominees. Our solicitation of votes is in opposition to the persons nominated for election as directors by the Company's management. However, because we are nominating three persons for election as directors and there are four open positions, at least one of management's nominees will be elected as a director of the Company. See "Election of the Group Nominees" below.

The Group consists of Stilwell Value Partners IV, L.P., a Delaware limited partnership (“Stilwell Value Partners IV”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company which is the general partner of Stilwell Value Partners IV and Stilwell Associates (“Stilwell Value LLC”); Joseph Stilwell, individually and as the managing and sole member of Stilwell Value LLC; Spencer Schneider; and Charles Ward, III. Additional information concerning the Group is set forth under the heading “Certain Information Regarding the Participants” and in Appendix A. This Proxy Statement and GREEN proxy card are being first mailed or furnished to Shareholders on or about March __, 2006.

WE URGE YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY THE COMPANY. REMEMBER, YOUR LAST DATED PROXY IS THE ONLY ONE THAT COUNTS, SO RETURN THE GREEN PROXY CARD EVEN IF YOU PREVIOUSLY DELIVERED A PROXY TO THE COMPANY.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank or nominee, only that brokerage firm, bank or nominee can vote your shares and then only upon receipt of your specific instructions. Accordingly, please return the GREEN proxy card in the envelope provided or contact the person responsible for your account and give instructions for your shares to be voted for the Group Nominees.

Please refer to the Company’s proxy statement when it becomes available for a full description of management’s candidates for election as directors.

Holders of record of shares of the Common Stock on the Annual Meeting Record Date are urged to vote even if your shares have been sold after that date.

If you have any questions or need assistance in voting your shares, please call:

D.F. King & Co., Inc.
Attn: Richard Grubaugh
48 Wall Street
New York, NY 10005
Call Toll-Free: l-800-659-6590

ELECTION OF THE GROUP NOMINEES

The Board currently consists of twelve members. Four seats on the Board are up for election at the Annual Meeting for terms expiring in 2009.

At the Annual Meeting, the Group will seek to elect Joseph Stilwell, Spencer Schneider, and Charles Ward, III, each of whom has consented to being named in this Proxy Statement and to serving as a director on the Board if elected, to fill three of the four open director seats. The election of Mr. Stilwell, Mr. Schneider and Mr. Ward requires the affirmative vote of a plurality of the votes cast, which means that, of the seven persons to be nominated for election at the Annual Meeting, the four nominees receiving the most affirmative votes will be elected. Proxies withholding authority to vote and broker non-votes will not count as affirmative votes. If elected, Mr. Stilwell, Mr. Schneider and Mr. Ward would be entitled to serve three-year terms expiring in 2009. Mr. Schneider and Mr. Stilwell sit on the board of directors of American Physicians Capital, Inc., a medical malpractice insurer based in East Lansing, Michigan. Mr. Ward, who holds undergraduate and graduate degrees from Columbia University, is the principal of a firm which specializes in project and program work for financial and professional services corporations. We believe all three would be strong additions to the Board.

When you return the Group's GREEN proxy card you are voting for Mr. Stilwell, Mr. Schneider and Mr. Ward unless you instruct otherwise.

JOSEPH STILWELL
Mr. Stilwell has acted as a private investment manager overseeing the Stilwell Group of funds since 1993. Mr. Stilwell received a Bachelor of Science in Economics from The Wharton School, University of Pennsylvania. He is a member of the Board of Directors of American Physicians Capital, Inc. He is the sole and managing member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV and Stilwell Associates. He is not employed by any parent, subsidiary or other affiliate of the Company. Mr. Stilwell is 44 years old. His business address is 26 Broadway, New York, NY 10004.

SPENCER SCHNEIDER
From 1989 through the present, Mr. Schneider has been engaged in the private practice of law in New York, NY, where he is a member of the Bar. His practice includes corporate law, securities law, litigation and real estate. He is a member of the Board of Directors of American Physicians Capital, Inc. He is not employed by any parent, subsidiary or other affiliate of the Company. Mr. Schneider is a member of the Bar of the State of New York. He is 46 years old. His business address is 70 Lafayette Street, New York, NY 10013. Mr. Schneider is a limited partner of Stilwell Value Partners IV.

CHARLES WARD, III
Mr. Ward, age 49, is the principal of CW3 Marketing, which specializes in project and program work for financial and professional services corporations. He is not employed by any parent, subsidiary or other affiliate of the Company. Mr. Ward received a Bachelor of Arts and Masters of Science from Columbia University. His business address is 7 Lashinju Street, Cold Spring, NY 10516.

Neither Mr. Stilwell, Mr. Schneider nor Mr. Ward, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Although the Group has indicated that it believes the Company should be sold, the Group has no specific proposals with respect to a sale of the Company, or relating to the potential identity of an acquiror, or the structure or timing of a sale.

Four directors are to be elected at the Annual Meeting. Since the Group is only proposing three nominees, if some or all of the Group Nominees are elected, at least one of the Company's nominees will also be elected. We are also soliciting authority to vote for one of the nominees being recommended by the Company (for a total of four). Although we are not permitted to state affirmatively for whom we intend to vote, we can tell you that if you grant us authority to vote for one of the Company's nominees, we will NOT vote for Messrs. Roy B. Jackson, Stacey W. Mann, or Jimmie Trotter. If you vote on our GREEN proxy card, you have the opportunity to withhold authority to vote for the Company's remaining nominee by writing his name on the GREEN proxy card in the space provided.

No assurance can be given that the election of the Group Nominees will result in any increase in return of equity or in the sale of the Company. If the Group Nominees are elected they would constitute a minority of directors on the Board.

For information regarding the Company’s nominees for election as directors, please refer to the Company’s proxy statement, when it becomes available. There is no assurance that any of the Company's nominees will serve if elected with our nominees.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Except as described herein, no Group member is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). Stilwell Value LLC, as general partner of Stilwell Value Partners IV and Stilwell Associates, is entitled to an allocation of profits and income.

Except as described herein, there are no material proceedings to which any Group member, or any associate of any Group member, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Group member or any associate of any Group member has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a Shareholder of the Company.

Except as described herein, no Group member or any associate of any Group member (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (4) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (5) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No Group member or any associate of any Group member, during the past 10 years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Additional information concerning the Group, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

OTHER MATTERS

The Group anticipates that the Company’s proxy statement, when it becomes available, will contain information regarding (1) the securities ownership of certain beneficial owners and management; (2) the committees of the Board; (3) the meetings of the Board and all Board committees; (4) the background of the Company’s nominees for election as directors and the persons continuing as directors; (5) the compensation of the Company’s directors and executive officers; (6) stock price performance; (7) information regarding the services and fees of the Company’s independent auditors; (8) voting procedures, including the share vote required for election of directors at the Annual Meeting; (9) the submission of shareholder proposals at the Company’s 2007 annual meeting of shareholders; and (10) the time and location of the Annual Meeting. The Group has no knowledge of the accuracy of the Company’s disclosures in its proxy materials.

SOLICITATION; EXPENSES

Proxies may be solicited by the Group by mail, advertisement, telephone, facsimile, and personal solicitation. Phone calls will be made to individual Shareholders by Joseph Stilwell and certain of his administrative personnel and employees of D.F. King & Co., Inc. Mr. Stilwell will be principally responsible for soliciting proxies for the Group and certain of his administrative personnel will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Group’s solicitation material to their customers for whom they hold shares and the Group will reimburse them for their reasonable out-of-pocket expenses. The Group has retained D.F. King & Co., Inc. to assist in the solicitation of proxies and for related services. The Group will pay D.F. King & Co., Inc. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Group has agreed to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. It is the position of the Securities and Exchange Commission that such indemnification may be against public policy. Approximately 25 persons will be used by D.F. King & Co., Inc., in its solicitation efforts.

Although no precise estimate can be made at the present time, the Group currently estimates that the total expenditures relating to the Proxy Solicitation to be incurred by the Group will be approximately $50,000 of which approximately $5,000 has been incurred to date. The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group. The Group will not seek reimbursement from the Company for costs of our solicitation and will not seek to submit the question of such reimbursement to a vote of security holders.

VOTING AND REVOCATION OF PROXIES

For proxies solicited hereby to be voted, the enclosed GREEN proxy card must be signed, dated, and returned to the Group, c/o D.F. King & Co., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Group Nominees, you must submit the enclosed GREEN proxy card and must NOT submit the Company’s proxy card. If you have already returned the Company’s proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed GREEN proxy card.

        If you later vote on the Company’s proxy card (even if it is to withhold authority to vote for the Company’s nominees), you will revoke your previous vote for the Group Nominees. ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE ANNUAL MEETING.

Execution of a GREEN proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Group; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Although a revocation will be effective only if delivered to the Company, the Group requests that either the original or a copy of all revocations be mailed to The Stilwell Group c/o D.F. King & Co., Inc., Attn: Richard Grubaugh, 48 Wall Street, New York, NY 10005, so that the Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Group Nominees as directors have been received. The Group may contact shareholders who have revoked their proxies.

Shares of the Common Stock represented by a valid, unrevoked GREEN proxy card will be voted as specified. You may vote for the Group Nominees or withhold authority to vote for the Group Nominees by marking the proper box on the GREEN proxy card. Shares represented by a GREEN proxy card where no specification has been made will be voted "FOR" the Group Nominees and one person nominated by the Company. See "Election of the Group Nominees" above.

Except as set forth in this Proxy Statement, the Group is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed GREEN proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting. The proxies may exercise discretionary authority only as to matters unknown to the Group a reasonable time before this Proxy Solicitation.

If your shares are held in the name of a brokerage firm, bank or nominee, only such brokerage firm, bank or nominee can vote such shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the GREEN proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or GREEN proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank or nominee on the Annual Meeting Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED ON THE ELECTION OF DIRECTORS.

Only holders of record of the Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of the Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the GREEN proxy card, even if you sell such shares after such date.

The Group believes that it is in your best interest to elect the Group Nominees as directors at the Annual Meeting. THE GROUP STRONGLY RECOMMENDS A VOTE FOR THE GROUP NOMINEES.

THE STILWELL GROUP

I M  P  O  R  T  A  N  T  !!!

If your shares are held in “Street Name” only your bank or broker can vote your shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the GREEN proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or GREEN proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

If you have any questions, or need further assistance, please call Joseph Stilwell at 212-269-5800, or our proxy solicitor: D.F. King & Co., Inc., Attn: Richard Grubaugh, 48 Wall Street, New York, NY 10005, at l-800-659-6590.

March __, 2006

APPENDIX A

THE STILWELL GROUP

The participants who comprise the Group own in the aggregate 715,831 shares of the Common Stock, representing approximately 8.2% of the shares outstanding, and are as follows:

Stilwell Value Partners IV, L.P. (“Stilwell Value Partners IV”), is a Delaware limited partnership organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, NY 10004. Stilwell Value LLC is the general partner of Stilwell Value Partners IV, and Joseph Stilwell has sole discretion and voting authority with respect to its investments in securities.

Stilwell Associates, L.P. ("Stilwell Associates"), is a Delaware limited liability partnership organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, NY 10004. Stilwell Value LLC is the general partner of Stilwell Associates, and Joseph Stilwell has sole discretion and voting authority with respect to its investment in securities.

Stilwell Value LLC is a Delaware limited liability company organized to invest in securities, whose principal and executive offices are located at 26 Broadway, New York, NY 10004. Joseph Stilwell is the managing and sole member of Stilwell Value LLC, and he has sole discretion and voting authority with respect to its investments in securities.

Joseph Stilwell is an investment manager and is the sole managing member of Stilwell Value LLC, the general partner of Stilwell Value Partners IV and Stilwell Associates. His business offices are located at 26 Broadway, New York, NY 10004.

Spencer Schneider is an attorney engaged in the private practice of law. His business address is 70 Lafayette Street, New York, NY 10013.

Charles Ward, III, is the principal of CW3 Marketing, which specializes in project and program work for financial and professional services corporations. His business address is 7 Lashinju Street, Cold Spring, NY 10516.

Richard Grubaugh is a Senior Vice President of D.F. King & Co., Inc., a proxy solicitation firm. His business address is 48 Wall Street, New York, NY 10005.

The following table sets forth information regarding holdings of the Common Stock by members of the Group (who together constitute a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

Participant and Address	Shares Held Beneficially	Percent of Class	Shares Held By Non- Participant Associates
Stilwell Value Partners IV, L.P. 26 Broadway New York, NY 10004	715,831	8.2%	None
Stilwell Associates, L.P. 26 Broadway New York, NY 10004	715,831	8.2%	None
Stilwell Value LLC 26 Broadway New York, NY 10004	715,831	8.2%	None
Joseph Stilwell 26 Broadway New York, NY 10004	715,831	8.2%	None

Mr. Grubaugh, Mr. Schneider and Mr. Ward do not beneficially own any shares of the Common Stock.

No member of the Group owns any shares of the Common Stock of record but not beneficially.

APPENDIX B

Transactions in the Common Stock

The following transactions are the only transactions during the past two years with regard to any Group member:

Purchases

Stilwell Value Partners IV, L.P.

Trade Date	No. of Shares	Price Per Share ($)	Total Cost ($)
3/2/2004	186,916	5.35	1,000,000.60
3/19/2004	350,000	5.53	1,935,500.00

Stilwell Associates, L.P.

Trade Date	No. of Shares	Price Per Share ($)	Total Cost ($)
3/2/2004	186,915	5.35	999,995.25

Sales

Stilwell Value Partners IV, L.P.

Trade Date	No. of Shares	Price Per Share ($)	Total Proceeds ($)
3/4/2005	8,000	7.25	58,000

The total number of shares of the Common Stock held by the Group is 715,831, approximately 8.2% of the Company’s total shares outstanding.

Preliminary Copy

P R O X Y

THIS PROXY IS SOLICITED BY THE STILWELL GROUP IN OPPOSITION TO THE
BOARD OF DIRECTORS OF COMMUNITY BANCSHARES, INC.

COMMUNITY BANCSHARES, INC.
2006 ANNUAL MEETING OF SHAREHOLDERS

        The undersigned hereby appoints Joseph Stilwell, Spencer Schneider and Richard Grubaugh, or any of them, as proxies with full power of substitution, to vote in the name of and as proxies for the undersigned at the Annual Meeting of Community Bancshares, Inc. (the “Company”), to be held on May 25, 2006, at ___ _m. (local time), and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:

ELECTION OF DIRECTORS —

        To elect JOSEPH STILWELL, SPENCER SCHNEIDER, and CHARLES WARD, III, as directors of the Company

        -- FOR       -- WITHHOLD

To withhold authority to vote for the election of one or more nominee(s), strike out the name(s) above.

The Stilwell Group intends to use this Proxy to vote for one person nominated by the Company other than the Company nominees listed below. To withhold authority to vote for the other Company nominee, write the name of the nominee below. Refer to the Proxy Statement and Proxy distributed by the Company for the names and other information concerning the Company's nominees. There is no assurance that any of the Company's nominees will serve as directors if any of the Stilwell Group's nominees are elected to the Board of Directors. The Stilwell Group is NOT seeking authority to vote for and will NOT exercise any such authority as to Messrs. Roy B. Jackson, Stacey W. Mann, or Jimmie Trotter.

Write in below the name of the Company nominee for whom authority to vote is withheld.

_____________________________

IMPORTANT: PLEASE SIGN BELOW

        This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the Group Nominees (and one Company nominee as explained above) as Director. This proxy revokes all prior proxies given by the undersigned.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith. The proxies may exercise discretionary authority only as to matters unknown to the Group a reasonable time before this Proxy Solicitation.

        Please sign exactly as your name appears hereon or on your proxy cards previously sent to you by the Company. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

—› ___________________________

Dated:___________________________________
_________________________________________ (Signature)
_________________________________________ (Signature, if jointly held)
Title: ____________________________________

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.